Exhibit 99.1

In the fourth quarter 2012

8.9% INCREASE IN VIÑA CONCHA Y TORO SALES

Santiago, Chile, January 9th, 2013 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, Chile: Conchatoro), informed today its preliminary sales for the fourth quarter 2012. Consolidated sales totaled Ch$ 134,042 million, showing a 8.9% increase as compared to the same quarter last year.

For the quarter, sales in export markets in Chilean Pesos, increased 11.6%; Sales of wine in the domestic market dropped by 3.5%; Domestic market – New Business increased 27.5% and sales in the Argentine subsidiary decreased 9.8%.

Sales of our subsidiary in U.S.A. (Fetzer) increased 5.3% as compared to the same quarter last year.

		4Q 2012	4Q 2011	Change (%)	2012	2011	Change (%)
Total Sales (Million Chilean Pesos)⁽*⁾		134,042	123,127	8.9%	442,635	413,127	7.1%
Export Markets⁽¹⁾		86,966	77,929	11.6%	276,919	263,755	5.0%
Domestic Market - Wine		15,905	16,486	-3.5%	61,573	61,998	-0.7%
Domestic Market - New business		10,176	7,984	27.5%	28,907	24,795	16.6%
Argentina Exports⁽²⁾		3,382	3,395	-0.4%	14,178	14,506	-2.3%
Argentina Domestic		1,612	2,141	-24.7%	6,851	7,462	-8.2%
U.S.A. (Fetzer)⁽³⁾		16,001	15,193	5.3%	54,206	40,610	33.5%
Total Volume (thousand liters)		79,246	71,683	10.6%	272,045	266,922	1.9%
Export Markets ⁽¹⁾		53,386	46,166	15.6%	173,155	169,383	2.2%
Domestic Market - Wine		15,541	15,946	-2.5%	61,934	65,119	-4.9%
Argentina Exports ⁽²⁾		2,368	2,112	12.1%	9,500	10,274	-7.5%
Argentina Domestic		1,181	1,494	-20.9%	5,311	6,107	-13.0%
U.S.A. (Fetzer)⁽³⁾		6,769	5,964	13.5%	22,144	16,040	38.1%
Average Price (per liter)	Currency
Export Markets	US$	3.41	3.30	3.4%	3.29	3.21	2.5%
Domestic Market - Wine	Ch$	1,023.4	1,033.9	-1.0%	994.2	952.1	4.4%
Argentina Exports	US$	2.99	3.14	-4.8%	3.07	2.93	5.0%
Argentina Domestic	US$	2.86	2.80	2.0%	2.66	2.52	5.4%
U.S.A. (Fetzer)	US$	4.95	4.97	-0.5%	5.04	5.21	-3.2%

(*) Other Sales, including bulk wine sales to third parties, are not included in this preliminary sales report.

(1) Export Volumes include exports to third parties and sales volume of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2) This figure excludes shipments to the company’s distribution subsidiaries.

(3) This figure includes shipments to the company’s distribution subsidiaries.